                                             Filed by Petroleum Geo-Services ASA
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Petroleum Geo-Services ASA
                                                  Commission File No.: 001-14614

                                               Subject Company: Veritas DGC Inc.
                                                  Commission File No.: 001-07427


[PGS LOGO]                                                          NEWS RELEASE
--------------------------------------------------------------------------------

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
J. CHRIS BOSWELL, SVP & CFO                                     January 18, 2002
SAM R. MORROW, SVP Finance & Treasurer
Phone:  281-589-7935
DAG W. REYNOLDS, Director European IR
Phone:  +47 67 52 64 00


                     Petroleum Geo-Services and Veritas DGC
                           Clear U.S. Antitrust Review


         HOUSTON, TEXAS; OSLO, NORWAY; JANUARY 18, 2002: Petroleum Geo-Services ASA (NYSE: PGO; OSE: PGS) and Veritas DGC Inc. (NYSE: VTS; TSE: VTS) today announced that the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act for their proposed combination has expired. The expiration of the Hart-Scott-Rodino waiting period satisfies one of the regulatory conditions relating to the combination.

         Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: geophysical seismic services and production services. PGS acquires, processes, manages and markets 3D, time-lapse and multi-component seismic data and provides associated data management solutions. This data is used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. In its production services business, PGS owns four floating production, storage and offloading systems and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway, and Houston.

         Veritas DGC Inc. offers the oil and gas industry a comprehensive suite of integrated geophysical services designed to manage exploration risk and enhance drilling and production success worldwide. These services include seismic data acquisition in all environments, data processing, data visualization, data interpretation, reservoir characterization, and extensive non-exclusive seismic data library surveys worldwide. With over 36 years of operating experience, Veritas is one of the world's leading providers of advanced geophysical technologies.

         In connection with the proposed merger of Veritas and a subsidiary of a new Cayman Islands holding company ("Caymanco"), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS,

                                    --more--

----------------------------------------------------------------------------------------------------------------------
Petroleum Geo-Services ASA      Phone:  281-589-7935            Petroleum Geo-Services ASA      Phone: +47 67 52 64 00
16010 Barker's Point Lane       Fax:    281-589-1482            PGS-House                       Fax:   +47 67 53 68 83
Suite 600                                                       Strandveien 4
Houston, TX 77079                                               N-1366 Lysaker, Norway

                             To access more information, visit our web site: www.pgs.com

WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.


                                     --END--





--------------------------------------------------------------------------------
                                                                          Page 2